JCDecaux

05011236

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

82-34631

Neuilly-sur-Seine, 12th September 2005

SUPPL

~~File 82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated 12th September 2005 in relation to JCDecaux renewing and expanding its New York Airport contract.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

Enc.

9/19

JCDecaux

JCDecaux renews and expands its New York Airport contract

Out of Home Media

Paris, 12 September 2005 – JCDecaux SA (Euronext Paris: DEC), the number two outdoor advertising company worldwide and the number one in airport advertising, announced today that it has renewed its advertising concession for John F. Kennedy International Airport and La Guardia Airport, with a new 10-year contract that also includes Newark Liberty International Airport (previously held by Clear Channel), the New Jersey – Manhattan rail link (known as PATH in the New York area) and the Port Authority Bus Terminal and George Washington Bridge Bus Station (previously held by Viacom), as well as brand new opportunities at the Port Authority's bridges, tunnels, marine terminals and other properties.

This new contract resulted from a competitive bid process that attracted several outdoor advertising competitors. The Port Authority was seeking proposals from firms with broad experience, capable of maximizing advertising revenues from its dverse portfolio of assets, including many that have never been offered to advertisers before. In addition to traditional venues such as the airports, the New Jersey – Manhattan rail link and bus terminals where JCDecaux will develop new, innovative display products, this new program will also offer new prestigious and exciting advertising locations including Port Authority Bridges and Tunnels that are crossed by more than 250 million passengers annually.

Commenting on this award, **Jean-François Decaux, Chairman of the Board and co-Chief Executive Officer said** : *"We are very pleased to continue and expand our successful collaboration with the Port Authority of New York and New Jersey. Airport advertising is a worldwide business and New York, with close to 100 million passengers per year, is the second largest airport platform. Combined with our other advertising platforms both in Europe such as London, Paris and Frankfurt, and in Asia with Hong Kong and Shanghai; JCDecaux is best positioned to take advantage of the fast growing airport market with expected annual growth of 4.1% during the next 15 years, leading to almost doubling passenger numbers from 3.9 billion last year to 7.4 billion by the end of the next decade."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

FILE 82-5247

Key Information on the Group

- *2004 revenues: €1,627.3 million ; H1 2005 revenues : €833.7 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Communications Management
Press relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

General Finance Management
Investor relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr